

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2012

Via E-mail
José Antonio Álvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

> **Re:     Banco Santander, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed June 6, 2011**
> **Form 6-K Furnished on October 31, 2011**
> **Form 6-K Furnished February 7, 2012**
> **File No. 001-12518**

Dear Mr. Álvarez:

We have reviewed your response dated March 12, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Risk Factors, page 13

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit

reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Credit, market and liquidity risks may have an adverse effect on our credit ratings…, page 20

2.       Refer to your response to prior comment one where you state that an additional downgrade of Santander UK's long-term senior debt ratings would lower Santander UK's credit ratings below the minimum allowed by certain of its derivative and other financial contracts and could require that such counterparty contracts be renegotiated. We acknowledge your statement that the impact of any such downgrade cannot be accurately predicted; however, we believe it would be useful to disclose the amount of derivative and other financial contracts that are at risk of being renegotiated in the event of an additional downgrade of Santander UK's credit ratings below the minimum allowed by such contracts. Please revise your disclosure in future filings to quantify the amount of such derivative and financial contracts that will be at risk of being renegotiated in the event of an additional downgrade.

Form 6-K Furnished on October 31, 2011

3.       Refer to your response to prior comment ten, and please clarify the following in your response:

- The strategic, financial and operating decisions that require a majority vote and those decisions that require a unanimous decision.
- Whether each shareholder contributes a one-third vote, and if so, why the transaction was structured in this fashion given the varying degrees of ownership percentages.
- Whether board representation is equal among each of the three shareholders.
- How you accounted for the put option where Auto Finance Holdings and DDFS will be entitled to sell to you their ownership interests in the share capital of SCUSA at market value on the fourth, fifth and seventh anniversaries of completion of the transaction, unless a public offering of SCUSA shares has taken place prior to those dates. In your response, reference the accounting literature you applied for recognition, measurement, and valuation of the put option.
- How you accounted for the put option in the event of a situation of impasse in relation to any of the matters subject to joint approval by the general meeting or the board of directors of SCUSA. In your response, reference the accounting literature you applied for recognition, measurement, and valuation of the put option.
- The circumstances that would trigger a situation of impasse.
- Whether there are restrictions on the sale of shares by Auto Finance Holdings or DDFS. If the entities have agreed not to sell the shares for a certain period of time, clarify how long this period is.

- To the extent the other shareholders can sell their shares in SCUSA in the future, please clarify how this affects the voting rights allocated to each shareholder and tell us how the sale of any of their shares affects your consolidation conclusions. Additionally, please clarify if they are required to sell the shares back to you prior to selling them to someone else.

Form 6-K Furnished February 7, 2012

4. Refer to your response to prior comments 13 and 14. Your proposed disclosure states that you will continue to apply your current procedure with regard to Spanish regulatory requirements related to the loan provision. Please revise your proposed disclosure to clarify that your procedure also includes an assessment of the valuation of foreclosed assets in addition to the loan provision to ascertain whether the difference between such valuation pursuant to IFRS as issued by the IASB and the provisions required by the Bank of Spain is material and requires adjustment.

5. We acknowledge your response to prior comments 13 and 14 that indicate it is not possible to estimate the provisions that will have to be recognized in the consolidated IFRS book at December 31, 2012. However, we note in the Chairman's letter to shareholders in your 2011 Annual Report, your Chairman indicates that the requirements recently approved by the government and the Bank of Spain to raise coverage of bad property loans in Spain will require EUR 2,300 million of provisions, over and above those made ahead of time against 2011's earnings and that these provisions will be fully charged in 2012. This statement appears to indicate that you may have recorded the additional provisions related to real estate discussed in your response to prior comment 12 in anticipation of these new requirements, which appears inconsistent with the information provided in your response. Please confirm that your disclosure in future filings will balance any similar discussions on this matter. Please also, clearly describe the differences between the regulatory capital charges that will be required in accordance with the Bank of Spain and the possibility that those capital charges taken through provisions to the income statement could be different when applying IFRS as issued by the IASB.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Rebekah Lindsey, Accounting Reviewer, at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3494 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief